Filed Pursuant to Rule 433
Registration No. 333-149361
October 16, 2008
PRICING TERM SHEET
8.25% Senior Notes Due October 15, 2018

Issuer:	Pacific Gas and Electric Company

Security:	8.25% Senior Notes Due October 15, 2018

Size:	$600,000,000

Maturity Date:	October 15, 2018

Coupon:	8.25%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2009

Price to Public:	98.343%

Benchmark Treasury:	4.00% due August 15, 2018

Benchmark Treasury Yield:	3.943%

Spread to Benchmark Treasury:	+455.7 basis points

Yield:	8.50%

Optional Redemption:	Make-Whole Call at Treasuries plus 50 basis points

Expected Settlement Date:	October 21, 2008

CUSIP:	694308GN1

Anticipated Ratings:	A3 by Moody’s Investors Service, Inc.
BBB+ by Standard & Poor’s Ratings Services
A by Fitch Ratings

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
Cabrera Capital Markets, LLC
Muriel Siebert & Co., Inc.
U.S. Bancorp Investments, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 800-294-1322; Citigroup Global Markets Inc. toll free at 877-858-5407; or Deutsche Bank Securities Inc. toll free at 800-503-4611.